SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   SCHEDULE 13D
                                   (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   AMENDMENT NO. 5

                                        BNS Co.

                                    (Name of Issuer)

                                   Class A Common Stock

                               (Title of Class of Securities)

                                        055961304

                                      (CUSIP NUMBER)

                                       Paul D. Sonkin
                               Hummingbird Management, LLC
                          (f/k/a Morningside Value Investors, LLC)
                                     153 East 53rd Street
                                  New York, New York 10022
                                        212 521-0975

                       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                   June 6, 2003

                (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 2 of 5 Pages
          --------
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC) IRS No. 13-4082842
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER                         189,040

  NUMBER OF
   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER                         0
BENEFICIALLY
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                    189,040

  REPORTING
   PERSON      ----------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                    0
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  189,040

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   6.4%
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14   TYPE OF REPORTING PERSON*


     OO
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                               (Page 2 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 3 of 5 Pages


 AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5, dated June 16, 2003, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D/A No. 4 as previously filed by the Reporting Person with the Securities and Exchange Commission on June 6, 2003 (the "Schedule 13D"), relating to the Class A common stock
(the "Common Stock") of BNS Co.

          --------
Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:


ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


	As of June 16, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $428,038 and $30,988, respectively, in the Shares of the Issuer using their respective working capital. Mr. Sonkin has invested approximately $4,380 in the Shares of the Issuer using personal funds.


ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

	(a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 to be the beneficial owner of the aggregate amount of 189,040 Shares representing approximately 6.4% of the outstanding shares of the Issuer based upon 2,956,661 Class A shares outstanding as of March 31, 2003, as reported on the latest 10-Q of the Issuer. Hummingbird disclaims any economic interest or beneficial ownership of shares covered by this Statement.

	Mr. Sonkin is the managing member and the control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owed by Hummingbird. Additionally, he is the record and beneficial owner of 2,000 Shares held individually by him. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 189,040 Shares of the Issuer (6.4% of the outstanding shares). Mr. Sonkin disclaims any economic interest or beneficial ownership of any Shares not held by him individually.

                               (Page 3 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 4 of 5 Pages

         (c) Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
4/29/03		open market sale		1,700		4.785
4/29/03		open market sale		5,000		4.670
5/5/03		open market sale		  500		4.920
5/7/03		open market sale		5,500		4.905
5/8/03		open market sale	       12,000		4.965
5/13/03		open market sale		2,000		4.960
5/16/03		open market sale		2,000		4.820
5/20/03		open market sale		2,000		4.870
5/29/03		open market sale		4,500		4.850
6/3/03		open market sale		5,500		4.850
6/4/03		open market sale		4,000		4.860
6/5/03		open market sale		6,299		4.860
6/6/03		open market sale		4,000	  	4.870
6/10/03		open market sale		4,000		4.905
6/13/03		open market sale	       22,000		5.000





         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES      PRICE/SHARE
   ----              ----                      ------      -----------
5/8/03		open market sale		4,000		4.965
5/16/03		open market sale		1,000		4.820
5/20/03		open market sale		  500		4.870
6/5/03		open market sale		3,701		4.860
6/6/03		open market sale		2,000	 	4.870
6/13/03		open market sale	       12,500		5.000




         (d) Inapplicable.

         (e) Inapplicable.

                               (Page 4 of 5 pages)

CUSIP No. 055961304                     13D/A               Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:    /s/ Paul D. Sonkin
       --------------------
Name:  Paul D. Sonkin
Title: Managing Member

                               (Page 5 of 5 pages)